Dylan Trussell <[redacted]

to Danny

Jun 19, 2025, 11:08 PM (4 days ago)

Hey Danny,

Just sent you a docusign with the SAFE for $5k to become our lead investor on the Wefunder round. This basically dictates that you have all the voting rights of everyone who invests via Wefunder. The docusign matches the terms of the deal for the early birds, as soon as you can sign, I'll upload it and we'll have that step complete! Here's the info:

EARLY BIRD TERMS: $26,867 LEFT

$73,133

reserved by 110 investors

RESERVE

min $100

$ 0

RESERVE

WATCH FOR UPDATES

INVESTMENT TERMS

Future Equity

~~$14.9M~~ **$14.85M** valuation cap

Early Bird Bonus: The first $100K of investments will be in a SAFE with a $14.85M valuation cap

Investor Perks: $250, $500, $1K, $2.5K, $5K, $10K

Who is your Lead Investor?

To raise on Wefunder, you must choose an investor to be your Syndicate Lead. The Lead will represent your Wefunder investors going forward. For example, if you need to authorize a corporation action like converting a SAFE, you would only need your Lead's signature, not every Wefunder investor.

Requirements:

- The Lead **must invest at least $5,000** through Wefunder, or off-Wefunder on the same terms.

- The Lead **cannot be a related party** (employee or a family member of employee)

Lead Investor:
Name: Daniel Zigal
[redacted]
Invested previously: $50,000.00
Investing under same terms: $5,000.00
Investing off-platform: Yes TOGGLE TO NO

Lead invite email sent, but not accepted

Lead Investor Contract:
Once the lead has invested, upload their executed contract here.

Upload Contract

RE-SEND INVITE | REFRESH CONTRACT | REMOVE LEAD INVESTOR

All the best,
Dylan